UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Authorized Company

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Director’s Meeting held in

July 24, 2023

DATE, TIME AND PLACE: On 24.07.2023, at 10h30, by teleconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander), met with the presence of all its members.

CALL NOTICE AND ATTENDANCE: The call notice was waived in view of the presence of all the member of the Board of Directors.

PRESIDING BOARD: Deborah Stern Vieitas, President. Daniel Pareto, Secretary.

AGENDA: To resolve on (i) the election of Mrs. Cristiana Almeida Pipponzi to the position of member of the Nomination and Governance Committee; (ii) the election of Mr. José Mauricio Pereira Coelho to the position of member of the Risk and Compliance Committee; and (iii) the confirmation of the composition of the Company’s Governance Committee and Risk and Compliance Committee.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously APPROVED:

(i) the election, pursuant to article 14, §6 of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a complementary term, which shall be in force until the investiture of the members that shall be elected on the first Board of Directors’ meeting to be held after the Ordinary General Meeting of 2025, of Mr. Cristiana Almeida Pipponzi, Brazilian, married, business administrator, holder of the identity card RG No. 26.378.342-X SSP/SP, enrolled with CPF/MF under No. 285.220.788-58, with office at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011, as a member of the Company's Nomination and Governance Committee. The member herein appointed represent that she is not involved in any crime in which pursuant to the applicable law would prevent she from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Brazilian Corporate Law;

(ii) the election, pursuant to article 14, §6 of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a complementary term, which shall be in force until the investiture of the members that shall be elected on the first Board of Directors’ meeting to be held after the Ordinary General Meeting of 2025, of Mr. José Mauricio Pereira Coelho, brazilian, married, accountant, holder of the identity card RG No. 06.109.071-81-IFP/RJ, enrolled in the CPF/MF under No. 853.535.907-91, with office at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011, as a member of the Company's Risk and Compliance Committee. The member herein appointed represent that she is not involved in any crime in which pursuant to the applicable law would prevent she from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Brazilian Corporate Law; and

(iii) to confirm the composition of: (a) the Company's Nomination and Governance Committee, all for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting: Ms. Deborah Stern Vieitas, brazilian, single, public administrator and journalist, holder of the identity card RG No. 3.839.280-X SSP/SP, enrolled in the CPF/MF under No. 013.968.828-55, as Coordinator; Ms. Deborah Patricia Wright, Brazilian, divorced, business administrator, holder of the identity card RG No. 9.252.907-0 SSP / SP, enrolled in the CPF/MF under No. 031.544.298-08; Cristiana Almeida Pipponzi, Brazilian, married, business administrator, holder of the identity card RG No. 26.378.342-X SSP/SP, enrolled with CPF/MF under No. 285.220.788-58, all with office at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011; and Mr. Jose Antonio Alvarez Alvarez, Spanish, married, business administrator, holder of Spanish Passport No. PAC890563, enrolled in the CPF/MF under No. 233.771.448-97, resident and domiciled in Madrid, Spain, with business address at Avenida de Cantabria, s/n, Edificio Pereda, 1ª Planta, 28660, Boadilla del Monte, Madrid/Spain, as Members; and (b) the Company's Risk and Compliance Committee, all for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting: Mr. José de Paiva Ferreira, Portuguese, married, business administrator, holder of the identity card for foreigners RNE No. W274948-B, enrolled in the CPF/MF under No. 007.805.468-06, as Coordinator; Mr. Jaime Leôncio Singer, Brazilian, married, business administrator, holder of the identity card RG nº 39.874.333-2 SSP/SP, enrolled in the CPF/MF under No. 352.705.005-15; and José Mauricio Pereira Coelho, brazilian, married, accountant, holder of the identity card RG No. 06.109.071-81-IFP/RJ, enrolled in the CPF/MF under No. 853.535.907-91, as Members, all with with office at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011;.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. José Antonio Alvarez Alvarez – Vice President; and Messrs. Angel Santodomingo Martell, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, José Garcia Cantera, Marília Artimonte Rocca, Mario Roberto Opice Leão and Pedro Augusto de Melo – Directors. São Paulo, July 24, 2023.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 24, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer